Exhibit 21.1

ACTUATE CORPORATION SUBSIDIARIES

as of December 31, 2012

Subsidiary Name	Jurisdiction of Incorporation
Actuate Asia Pacific Pty. Ltd	Australia
Actuate Cayman Limited	Cayman Islands
Actuate Pte. Limited	Singapore
Actuate (Deutschland) GmbH	Germany
Actuate International Sarl	Switzerland
Actuate International Corporation	State of Delaware, United States of America
Actuate Japan Co., Ltd.	Japan
Actuate Limited	Hong Kong
Actuate Software (Shanghai) Co. Ltd.	Peoples Republic of China
Actuate UK Ltd.	United Kingdom
Actuate Canada Corporation	Canada
Xenos IP ULC	Canada
Xenos Europe Ltd.	United Kingdom
Geneva Digital Ltd.	United Kingdom
Nimble Technology, Inc.	State of Delaware, United States of America
Tidestone Technologies, Inc.	State of Kansas, United States of America
Quiterian S.L.	Spain